UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Notice of Annual and Special Meeting and Management Information Circular.

2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: David Blackley
Title: Chief Financial Officer

Date: July 31, 2009

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL & SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 24, 2009

JULY 31, 2009

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS TO BE HELD

ON SEPTEMBER 24, 2009

NOTICE IS HEREBY GIVEN that the annual & special meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the Calgary Petroleum Club, 319 5th Avenue SW, Calgary, Alberta T2P 0L5 on the 24th day of September, 2009, at 4:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

1.	to receive the financial statements of the Corporation for the year ended March 31, 2009 and the auditors’ report thereon;

2.	to elect the Directors of the Corporation for the ensuing year;

3.	to re-appoint the auditors of the Corporation for the ensuing year and to authorize the Directors to fix the remuneration of the auditors as such;

4.	to consider and, if appropriate, approve the unallocated options under the Share Option Plan established by the Corporation; and

5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual & special meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

A copy of the 2009 Annual Report of the Corporation, the Information Circular and a form of proxy accompany this notice.

NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 (facsimile no. (416) 368-2502 or toll free in North America only at facsimile no. 1-866-781-3111) no later than 6:30 p.m. (Eastern Time) on September 22, 2009 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Acheson, Alberta, this 31 st day of July, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF
NORTH AMERICAN ENERGY PARTNERS INC.

/s/ David Blackley
Name: David Blackley Title: Chief Financial Officer

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation” or “NAEP”) for use at the annual & special meeting (the “Meeting”) of holders of common shares of the Corporation (the “NAEP Shareholders”) to be held at the Calgary Petroleum Club, 319 5th Avenue SW, Calgary, Alberta, T2P 0L5, on the 24th day of September, 2009, at 4:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting dated July 31, 2009 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose. The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about August 25, 2009. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “forecast”, “continue”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including, but not limited to, our most recent annual Management’s Discussion and Analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is August 14, 2009. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his or her name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, together with a copy to the Secretary of the Corporation at North American Energy Partners Inc., Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta T7X 5A7.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every NAEP Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him or her at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 (facsimile no. (416) 368-2502 or toll free in North America only at facsimile no. 1-866-781-3111) no later than 6:30 p.m. (Eastern Time) on September 22, 2009 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NAEP Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his or her attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of Kevin Rowand, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States (“US”) Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those of the United States applicable to proxy statements under the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares and an unlimited number of non-voting NAEP Common Shares. As at July 31, 2009, there were a total of 36,038,476 NAEP Common Shares outstanding and no non-voting NAEP Common Shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. For a list of all persons or corporations who beneficially owns, or controls or directs, directly or indirectly, securities carrying more than 10% of the voting rights attached to the NAEP Common Shares, please see the table included under the Section captioned “Business to be Transacted at The Meeting – Election of Directors”.

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty (20%) percent of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting.

The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Corporation for the financial year ended March 31, 2009, together with the report of the auditors thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt in the Meeting of the auditors’ report and the Corporation’s financial statements for its last completed financial period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Election of Directors

The Board of Directors of the Corporation presently consists of ten directors. All of the nominees below are now directors of the Corporation and have been directors since the dates indicated below. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The following table and the notes thereto state, as of July 31, 2009, the: (i) name, municipality, province or state of residence, country of residence, and age of each nominee; (ii) the date each nominee first became a director of the Corporation (with the current term of each nominee expiring as of the holding of the Meeting); (iii) where applicable, the current position of each nominee with the Corporation (other than that of director); (iv) the present status of each nominee as an independent or non-independent director; (v) the committees upon which each nominee presently serves; (vi) the present principal occupation, business or employment of each nominee; (vii) the number of NAEP Common Shares and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (viii) the Board and committee meeting attendance record for each nominee in the 2009 financial year.

George R. Brokaw Southampton, NY, U.S.A, 41 Director since: June 28, 2006 Independent Director

Mr. Brokaw joined Perry Capital, LLC, an affiliate of Perry Corp., in August 2005 as a Managing Director. From January 2003 to May 2005, Mr. Brokaw was Managing Director (Mergers & Acquisitions) of Lazard Frères & Co. LLC, which he joined in 1996. Between 1994 and 1996, he was an investment banking associate for Dillon Read & Co. Mr. Brokaw received a Bachelor of Arts degree from Yale University and a J.D. and MBA from the University of Virginia.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	1,718	—
	2009	15,768

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	June 29, 2006	June 29, 2016	$5.00	27,760 / 11,104	11,104	Nil

	Committee Membership and Attendance Record
	Board			9 of 9
	Audit			6 of 6
	Health, Safety, Environment and Business Risk			8 of 8

John A. Brussa Calgary, AB, Canada, 52 Director since: November 26, 2003 Independent Director

Mr. Brussa is a senior partner and head of the Tax Department at the law firm of Burnet, Duckworth & Palmer LLP, a leading natural resource and energy law firm located in Calgary. He has been a partner since 1987 and has worked at the firm since 1981. Mr. Brussa is Chairman of Penn West Energy Trust, Crew Energy Inc., and Divestco Inc.  Mr. Brussa also serves as a director of a number of natural resource and energy companies and mutual fund trusts. He is a member and former Governor of the Executive Committee of the Canadian Tax Foundation. Mr. Brussa attended the University of Windsor and received his Bachelor of Arts in History and Economics in 1978 and his Bachelor of Laws in 1981.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	953	112,400
	2009	10,845

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	27,760	Nil

	Committee Membership and Attendance Record
	Board			9 of 9
	Compensation			4 of 4
	Governance			2 of 2

John D. Hawkins Houston, TX, U.S.A., 45 Director since: October 17, 2003 Independent Director

Mr. Hawkins joined The Sterling Group, L.P. in 1992 and has been a Partner since 1999. Before joining The Sterling Group L.P., he was on the professional staff of Arthur Andersen & Co. from 1986 to 1990. Mr. Hawkins also serves on the boards of private companies including BTEC Turbines, L.P. and Velcon Filters LLC. He received a Bachelor of Science in Business Administration in Accounting from the University of Tennessee and his MBA from the Owen Graduate School of Management at Vanderbilt University.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	898	31,208
	2009	13,742

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	5,552	Nil

	Committee Membership and Attendance Record
	Board			8 of 9
	Audit			5 of 6
	Governance (Chair)			2 of 2

Ronald A. McIntosh Calgary, AB, Canada, 67 Director since: May 20, 2004 Independent Director Chairman of the Board

Ronald A. McIntosh became the Chairman of our Board of Directors on May 20, 2004. From January 2004 until August 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment trust. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former positions of Chief Operating Officer of Amerada Hess Canada and former Director of both Crispin Energy Inc. and C1 Energy Ltd.  Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	1,945	56,200
	2009	21,673

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	April 22, 2004	April 22, 2014	$5.00	70,000 / 56,000	56,000	Nil

	Committee Membership and Attendance Record
	Board			9 of 9
	Audit			5 of 6
	Governance			1 of 2
	Health, Safety, Environment and Business Risk			7 of 8

William C. Oehmig Houston, TX, U.S.A, 60 Director since: May 20, 2004 Independent Director

Mr. Oehmig served as Chairman of our Board of Directors from November 26, 2003 until passing off this position and assuming the role of Director and Chair of the Executive Committee on May 20, 2004. The Board’s committee structure was changed following the Company’s listing in November 2006 at which time, Mr. Oehmig took on the role of Chairman of the Risk Committee which was subsequently renamed the Health, Safety, Environment and Business Risk Committee. He is a Partner with The Sterling Group, L.P., a private equity investment firm. Prior to joining The Sterling Group, L.P. in 1984, Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors. He began his career in Houston in 1974 at Texas Commerce Bank. Mr. Oehmig currently serves on the Board of Universal Fibers Inc. and serves on the Board of Trustees of Baylor School, Chattanooga, TN. In the past, he has served as Chairman of Royster-Clark, Purina Mills and as a director of Exopack, Sterling Diagnostic Imaging, Airtron, Panolam, Propex, Inc. and Rives Carlberg. Mr. Oehmig received his BBA in economics from Transylvania University and his MBA from the Owen Graduate School of Management at Vanderbilt University.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	2,170	526,220
	2009	22,789

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	Nil	N/A

	Committee Membership and Attendance Record
	Board			7 of 9
	Compensation			3 of 4
	Health, Safety, Environment and Business Risk (Chair)			6 of 8

Rodney J. Ruston Calgary, AB, Canada, 58 Director since: May 9, 2005 Non- Independent Director President & Chief Executive Officer

Mr. Ruston became President and Chief Executive Officer of NAEP on May 9, 2005 and took the Company public with a listing on both the NYSE and TSX on November 22, 2006. Previously, Mr. Ruston was Managing Director and Chief Executive Officer of Ticor Limited, a publicly-listed, Australian natural resources company with operations in Australia, South Africa and Madagascar. He was a Principal with Ruston Consulting Services Pty. Ltd., a management consultant company providing business advice to the natural resources industry, from September 1999 to June 2000. Mr. Ruston has spent his entire career in the natural resources industry, holding management positions with Pasminco Limited, Savage Resources Limited, Wambo Mining Corporation, Oakbridge Limited and Kembla Coal & Coke Pty. Limited. He was Chairman of the Australian Minerals Tertiary Education Council from July 2003 until May 2005 and received his Masters of Business Administration from the University of Wollongong and Bachelor of Engineering (Mining) from the University of New South Wales in Australia.

	Securities Held
	Common Shares (#)
	28,700

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	May 9, 2005	May 9, 2015	$5.00	550,000 / 330,000	330,000	Nil
	November 27, 2007	November 27, 2017	$13.50	21,900 / 4,380	4,380	Nil
	December 4, 2008	December 4, 2018	$3.69	29,200 / Nil	Nil	Nil

	Committee Membership and Attendance Record
	Board			9 of 9
	Audit			5 of 6
	Compensation			3 of 4
	Health, Safety, Environment and Business Risk			6 of 8

Allen R. Sello West Vancouver, BC, Canada, 70 Director since: January 26, 2006 Independent Director

Mr. Sello’s career began at Ford Motor Company of Canada in 1964, where he held numerous finance and marketing management positions, including Treasurer. In 1979 Mr. Sello joined Gulf Canada Limited, where he held various senior financial positions, including Vice President and Controller. He was appointed Vice President, Finance of successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice President and Chief Financial Officer for UMA Group Limited. Mr. Sello is currently Chairman of the Vancouver Board of Trade Government Budget and Finance Committee and a trustee of Sterling Shoes Income Fund. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his MBA from the University of Toronto.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	953	28,100
	2009	10,346

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	February 23, 2006	February 23, 2016	$5.00	27,760 / 16,656	16,656	Nil

	Committee Membership and Attendance Record
	Board			9 of 9
	Audit (Chair)			6 of 6
	Compensation			4 of 4

Peter W. Tomsett West Vancouver, BC, Canada, 51 Director since: September 19, 2006 Independent Director

Mr. Tomsett became one of our directors on September 19, 2006. From September 2004 to January 2006, Mr. Tomsett was President & Chief Executive Officer of Placer Dome Inc. based in Vancouver. He joined the Placer Dome Group in 1986 as a Mining Engineer with the Project Development group in Sydney, Australia. After various project and operating positions, he assumed the role of Executive Vice President, Asia-Pacific for Placer Dome Inc. in 2001.  In 2004, Mr. Tomsett also took on responsibility for Placer Dome Africa which included mines in South Africa and Tanzania. Mr. Tomsett has been a Director of the Minerals Council of Australia, the World Gold Council and the International Council for Mining & Metals. He is a member of the Australian Institute of Company Directors and the Australian Institute of Mining and Metallurgy and the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales and also attained a Master of Science (Distinction) in Mineral Production Management from Imperial College, London. He is also a Director of Silver Standard Resources Inc. and Equinox Minerals Limited.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	2,326	—
	2009	23,188

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	September 14, 2006	September 14, 2016	$16.75	27,760 / 11,104	11,104	Nil

	Committee Membership and Attendance Record
	Board			8 of 9
	Compensation (Chair)			4 of 4
	Health, Safety, Environment and Business Risk			8 of 8

K. Rick Turner Houston, TX, U.S.A., 51 Director since: November 26, 2003 Independent Director

Mr. Turner has been employed by Stephens’ family entities since 1983. Mr. Turner is currently Senior Managing Principal of The Stephens Group, LLC. He first became a private equity principal in 1990 after serving as the Assistant to the Chairman, Jackson T. Stephens. His areas of focus have been oil and gas exploration, natural gas gathering, processing industries and power technology. He currently serves on the board of three publicly-held companies: Energy Transfer Partners, Energy Transfer Equity and North American Energy Partners. He also serves on numerous private company boards, including JV Industrial; BTEC Turbines, LP; Spitzer Industries, Inc.; JEBCO Seismic, LP and Seminole Energy Services, LLC. Mr. Turner earned his BSBA from the University of Arkansas and is a non-practicing CPA.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2008	859	20,085
	2009	9,517

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	5,552	Nil

	Committee Membership and Attendance Record
	Board			9 of 9
	Audit			6 of 6
	Governance			2 of 2

Peter Dodd

Sydney,

Australia, 59

Director since: June 10, 2009

Non-Independent Director

Mr. Dodd does not presently serve on any committees as he did not become a member of the Board until June 10, 2009.

Peter Dodd retired as Chief Financial Officer of NAEP on June 10, 2009 and became a director of the Corporation. Mr. Dodd has over 25 years experience in strategic business planning, corporate finance and investment banking. Prior to joining NAEP, Mr. Dodd served as Director of Strategy and Development for CSR Ltd, an Australian-based conglomerate with sugar, building products, aluminum and property divisions. Previously, Mr. Dodd was Managing Director and Global Head of Corporate Finance for ABN AMRO in London, England, managing corporate finance teams in 23 countries. Mr. Dodd has a PhD in Accounting and Finance and is currently Chief Operating Officer of Macquarie University in Sydney.

Securities Held
Fiscal Year	DSUs (#)	Common Shares (#)
2008	Nil	40,000
2009	1,134

Options Held
Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
November 27, 2007	November 27, 2017	$13.50	109,400 / 21,880	21,880	Nil
December 4, 2008	December 4, 2018	$3.69	12,500 / Nil	Nil	Nil

(1)	The “At-Risk Value” means the “in the money” value of the applicable equity units using the closing price of the common shares on the TSX on March 31, 2009 of $3.91.

Board and Committee Meetings Held in Financial Year 2009

Board/Committee	Total Number of Meetings
Board (1)	9
Audit	6
Compensation	4
Health, Safety, Environment and Business Risk	8
Governance	2

(1)	Of the nine board meetings reported, one of the meetings on August 1, 2008 was a phone meeting and not compensated for.

The following persons or entities beneficially own, or control or direct, directly or indirectly, securities carrying more than 10% of the voting rights attached to the NAEP Common Shares based on information available on July 31, 2009.

Name of Beneficial Owner	Number of NAEP Common Shares	% of Outstanding NAEP Common Shares
Sterling Group Partners I, L.P. (a)	4,626,265	12.8
Richard Perry (b)	4,598,466	12.8
Massachusetts Financial Services Company (c)	4,456,446	12.4

(a)

Sterling Group Partners I GP, L.P. is the sole general partner of Sterling Group Partners I, L.P. Sterling Group Partners I GP, L.P. has five general partners, each of which is wholly-owned by one of Frank J. Hevrdejs, William C. Oehmig, T. Hunter Nelson, John D. Hawkins and C. Kevin Garland. Each of these individuals disclaims beneficial ownership of the shares owned by Sterling Group Partners I, L.P. Sterling Group Partners I, L.P. is an affiliate of The Sterling Group, L.P.

(b)

Perry Partners, L.P. directly holds 2,161,361 NAEP Common Shares. Perry Luxco S.A.R.L. directly holds 1,718,443 NAEP Common Shares. Perry Partners International, Inc. directly holds 718,662 NAEP Common Shares. Richard Perry is the President and sole shareholder of Perry Corp., which is the investment manager of Perry Partners International, Inc. and the managing general partner of Perry Partners, L.P. Perry Partners International, Inc. is the indirect sole shareholder of the class of securities owned by Perry Luxco S.A.R.L. As such, Mr. Perry may be deemed to have beneficial ownership over the respective NAEP Common Shares owned by Perry Luxco S.A.R.L., Perry Partners, L.P. and Perry Partners International, Inc.; however, Mr. Perry disclaims such beneficial ownership, except to the extent of his pecuniary interest, if any, therein. Perry Corp. is an affiliate of Perry Strategic Capital Inc.

(c)	Massachusetts Financial Services Company is doing business as MFS Investment Management (“MFS”). Sun Life Financial, Inc. is a majority shareholder of MFS.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of the directors as specified above, the persons named in the enclosed form of Proxy intend to vote for the election of the directors as specified above, such directors to hold office until the next annual meeting or until his or her successor is appointed.

2.	Re-appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “for” the re-appointment of KPMG as independent auditors of the Corporation for the financial year ending March 31, 2010 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	Special Items of Business: Approval of Unallocated Options under the Share Option Plan

The Corporation’s Share Option Plan is described below under the heading “2009 Financial Year Compensation – Share Option Plan”. The Share Option Plan provides that the maximum number of Common Shares issuable under the Plan, is equal to 10% of the Corporation’s issued and outstanding Common Shares. The rules of the Toronto Stock Exchange (the “TSX”) provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which do not have a fixed number of securities issuable must be re-approved every three (3) years. Accordingly, at the Meeting, NAEP Shareholders will be requested to consider, and if deemed appropriate, to approve, with or without amendment, the grant of the unallocated options under the Share Option Plan, as specified in the Resolution set forth in Schedule “A”.

As of July 31, 2009, the Corporation had 36,038,476 Common Shares outstanding, therefore providing for a current maximum of 3,603,847 Common Shares to be reserved for issuance under the Share Option Plan. As at July 31, 2009, the Corporation had 2,181,504 options to purchase Common Shares outstanding (or approximately 6.1% of the outstanding Common Shares), leaving unallocated options to purchase an aggregate of 1,422,343 Common Shares (or approximately 3.9% of the outstanding Common Shares) available for future option grants at that date. Previously allocated options will continue, unaffected, whether or not this resolution is approved by NAEP Shareholders. Unallocated options and previously granted options that are cancelled, terminated or exercised subsequent to the Meeting will not, however, be available for grants if this resolution is not approved by shareholders. Approval of the Resolution requires confirmation by a majority of the votes cast at the meeting. The persons named in the accompanying Proxy intend to vote for approval of the Resolution unless instructions to the contrary are given. The adoption of the Resolution requires the favourable vote of a majority of the votes cast thereon at the Meeting.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “for” the Resolution set out in Schedule “A” of this Information Circular approving the unallocated options under the Corporation’s Share Option Plan.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with approving the Resolution set out in Schedule “A” of this Information Circular, the persons named in the enclosed form of Proxy intend to vote for the approval of the Resolution set out in Schedule “A” of this Information Circular approving the unallocated options under the Corporation’s Share Option Plan.

4.	Other Matters

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Compensation Committee is responsible for reviewing and recommending to the Board of Directors for approval, the Corporation’s philosophy, policies and guidelines on Board of Directors’ and executive compensation. The Compensation Committee reviews and recommends to the Board of Directors for approval: (i) the recruitment, evaluation and succession plans for the President and Chief Executive Officer, (ii) the compensation package for the chairs of the committees of the Board of Directors and other directors of the Corporation, and (iii) the structure of, implementation of, participation in, amendments to or termination of all long-term incentive programs including, but not limited to, the Share Option Plan, the DSU Plan (see “Compensation of Directors – Directors’ Deferred Share Unit Plan”) and the PSU Plan (see “2009 Financial Year Compensation – Long Term Incentive Plan – Performance Share Unit Plan”). The Compensation Committee also reviews and approves: (i) the recruitment, evaluation and succession plans for all individuals reporting directly to the Chief Executive Officer (the “executive management”), and (ii) the compensation package, including base salaries, annual incentive compensation, all retirement, health and welfare benefits and perquisites for executive management (and with respect to the Chief Executive Officer, recommends such matters to the Board of Directors for approval). The Compensation Committee may review any and all aspects of total compensation at its discretion; however a formal review is undertaken annually with base salary adjustments and short-term bonus payments processed in July of each year. Short-term bonuses awarded and paid out in July 2009 were for the achievement of results in the 2009 financial year (April 1, 2008 – March 31, 2009). Our Board of Directors has adopted a written charter for the Compensation Committee that is available on our website.

Executive Compensation Philosophy

The Corporation’s executive compensation policy is designed to attract, retain and motivate qualified executives who are committed to achieving success for the Corporation and maximum value for its shareholders. The philosophy of the executive compensation policy is premised upon three core principles:

1.	Competitive Compensation

Despite experiencing an economic slowdown in the latter half of the 2009 financial year, overall unemployment rates in Alberta remain low and the market for talented executives remains highly competitive. Experienced senior talent, particularly in the energy sector, still remains difficult to recruit and retain. Accordingly, we have implemented a market-competitive total executive compensation package as outlined in the table below (Executive Compensation Elements). In our ongoing effort to ensure that our compensation plans remain market-competitive, we have commissioned a review by independent specialized compensation consultants, Hewitt Associates and Wynford Group, to evaluate our total compensation against that of leading corporations within Alberta in the industries in which the Corporation operates. With respect to long-term incentive plans for executive management and compensation for directors, the Committee utilizes specialized compensation consulting services provided by Hewitt Associates to assist with the structure and design of these plans. Through this process, we ensure that our executive compensation programs support the development and retention of our executives as they are crucial to our future success.

2.	Performance & Accountability

We believe that executive compensation should be strongly correlated to the financial performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, we have adopted the annual Management Incentive Plan (the “MIP” also known as “Short-Term Incentive Plan”), which is discussed further below under “Alignment of Executive and Shareholder Interests”. The MIP was first introduced in 2006, with the key underlying principle of ensuring that executives are held accountable to stakeholders by measuring the performance of the Corporation against the Corporation’s Consolidated EBITDA¿ forecast in the approved annual budget. This creates a performance-based corporate culture that rewards individual contributions to the achievement of the Corporation’s goals and creation of shareholder value. A significant portion of executive compensation is in the form of at-risk pay, compensating executives for strong corporate performance. This emphasis on performance-based compensation is reflected in determining all elements of executive compensation.

¿

The term “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our Management’s Discussion and Analysis for the fiscal year ended March 31, 2009, which is available on the Canadian Securities Administrator’s SEDAR System at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

3.	Alignment of Executive and Shareholder Interests

It is in the Corporation’s best interests to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly, the MIP was designed to ensure that the continued profitability of the Corporation results in increased financial reward for shareholders and executives alike. Executives are rewarded through the MIP based on three criteria: (i) organizational performance; (ii) divisional performance; and (iii) individual performance. The Chief Executive Officer is rewarded through the MIP based on two criteria: (i) organizational performance and (ii) individual performance. This approach ensures that the role of the individual within the team is appropriately recognized. The MIP is a key mechanism utilized in realizing the compensation principles, particularly the latter two. The target MIP remuneration structure for the 2009 financial year is set out below and remains unchanged for the 2010 financial year (based on the actual performance of the Corporation, the percentage attributable to the Corporation’s performance may be higher and consequently the actual proportion of salary paid may be higher than 100%):

MANAGEMENT LEVEL	CORPORATION PERFORMANCE	BUSINESS UNIT OR DIVISIONAL PERFORMANCE	INDIVIDUAL PERFORMANCE	PROPORTION OF SALARY PAYABLE AT TARGET
President and Chief Executive Officer	70%	—	30%	100%
Vice Presidents	50%	30%	20%	100%

The Corporation’s Key Performance Indicator (“KPI”) is based on the Corporation’s total Consolidated EBITDA, while business unit and divisional KPIs are selected measures specific to a division based on key business drivers of that division, examples of which include production efficiencies, equipment utilization and safety. Individual KPIs are related to the development of the team, development of key individuals within the division and special projects undertaken within the division.

Executive Compensation Overview

This discussion of executive compensation focuses on the compensation of the following:

(a)	our President and Chief Executive Officer, Rodney J. Ruston;

(b)	our Chief Financial Officer as at the end of the 2009 financial year, Peter Dodd;

(c)

our three most highly compensated executive officers as at the end of the 2009 financial year other than our Chief Executive Officer and our Chief Financial Officer, those three executive officers being Robert G. Harris, Kevin R. Mather and David Blackley; and

(d)

one former executive officer who would have qualified as one of our three most highly compensated executive officers under paragraph (c), but for the fact that he was no longer an executive officer of the Corporation at the end of the 2009 financial year, that former executive officer being Miles W. Safranovich.

All of the above are defined by applicable regulations to be “named executive officers” for the purposes of compensation disclosure (collectively, the “NEOs”).

The following table sets out the various components of compensation that executives (including the NEOs) receive:

Executive Compensation Components

Base Salary

Salary is based on the executive’s level of responsibility, skills and experience, and the market value of the position. Adjustments to base salary are generally considered annually, taking into account the executive’s overall performance, experience and market conditions.

Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s performance in the financial year as measured by the Corporation’s total Consolidated EBITDA achieved. Each executive has a targeted annual bonus of 100% of base salary. Actual payout is determined by achievement of predetermined financial objectives and performance objectives. Payouts range from zero to a maximum of 200% of an executive’s bonus target.

Long-Term Incentive Plan (“LTIP”)

LTIP compensation grants are generally made twice per calendar year through two vehicles: (1) Stock Options granted in December, and (2) Performance Share Units granted in April. Each executive has a target annual LTIP compensation value of 40% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Performance Share Units. The CEO targeted LTIP compensation value is 50% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Performance Share Units.

Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered saving plan.

Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.

Perquisities

Limited perquisites are provided including car allowance, reimbursement for annual dues to a local sports or health club, an annual medical examination and a discretionary health care spending account.

Determining Individual Compensation for NEOs

As described above, the Compensation Committee is responsible for providing oversight with regard to executive compensation programs and setting individual compensation for the NEOs. The Compensation Committee receives assistance from several sources, both internal and external, in order to fulfill these responsibilities.

Compensation Consultants

Since 2007, the Corporation has engaged the services of specialized compensation consultants, Hewitt Associates and Wynford Group to provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure and to assist management in the development of the various programs within our compensation framework. The Corporation engaged the services of these consultants to perform studies of the market comparator group of corporations to evaluate the Corporation’s total compensation programs and to make recommendations to the Compensation Committee. The Corporation also engaged the services of Hewitt Associates to assist the Corporation in developing a new long-term incentive plan for the 2009 financial year and to assist with director compensation.

Comparator Group Analysis and Market Data

In determining compensation for the executive group, our primary comparator group includes companies in the Canadian industrial construction and mining sectors that meet the following criteria:

(a)	Competing for similar talent, primarily in Alberta;

(b)	Operating in one or more of the piling, pipeline, industrial construction and heavy construction sectors;

(c)	Operation in major industrial projects in Northern Alberta (Oil Sands) as well as the Edmonton area and other Western Canadian provinces; and

(d)	Annual revenue of $1 billion or more.

When there are insufficient job matches in that group, comparator data from the overall Canadian industrial sector is used. The specific companies included in these comparator groups are those whose data is available through the consultant’s database. In addition, in determining compensation for the NEOs, the Compensation Committee considers publicly-disclosed executive compensation information for Canadian public companies. The use of comparative market data is just one of the factors used in setting compensation for the NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

Input from Company Management

The President & CEO participates in the compensation process, makes recommendations to the Compensation Committee with respect to the other NEOs and recommends to the Compensation Committee the specific business goals to be used as performance targets for the various incentive programs. The Vice President, Human Resources, Health, Safety & Environment and the CFO assist the President & CEO in developing and presenting management’s recommendations and supporting material to the Compensation Committee pertaining to the compensation of the NEOs.

Assessment of Individual Performance

Each year, the President & CEO evaluates the performance of each of the other NEOs. In addition to organizational performance, NEOs are assessed on both divisional performance and individual performance. The President & CEO is assessed on organizational performance and individual performance by the Compensation Committee, with participation of the entire Board.

2009 Financial Year Compensation

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the Compensation Committee with adjustments effective July 1. The Compensation Committee may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit or division during the previous financial year. In reviewing the base salaries of the Corporation’s executives, the Compensation Committee also considers comparator group compensation, internal pay relationships and total employee cost. The base salary pay adjustments noted below took into consideration the pay position of each executive in the market and percentage adjustments ensured base compensation levels remained commensurate with the market.

The following table sets out the 2009 base salaries as at March 31, 2009, and the percentage increase from 2008 for each of the NEOs:

NEO	2009 Base Salary ($)		% change from 2008
Rodney J. Ruston	560,000		6.7
Peter Dodd	301,000		7.5
Miles W. Safranovich	282,100	(1)	8.5
Kevin R. Mather	253,000		15.0
David Blackley	246,100		7.0
Robert G. Harris	242,676		7.0

(1)	Mr. Safranovich’s 2009 base salary is reported as of February 28, 2009, his termination date with the Corporation.

Short-Term Incentive Plan (“STIP”)

Our STIP for executive management (also known as our “Management Incentive Plan” or “MIP”) is described above in “Alignment of Executive and Shareholder Interests.” It is the primary vehicle we use to reward executives for their contributions to strong financial performance in a particular year. The purpose of the STIP is to motivate executives to enable the Corporation to achieve its financial goals and to reward them to the extent we achieve those goals. All of our executives, including the NEOs, participate in the STIP.

Consolidated EBITDA, was chosen as the financial metric for the STIP for the NEOs because it measures the current profitability of our business and, as such, is a good indicator of overall corporate performance. Certain prescribed adjustments to Consolidated EBITDA to eliminate factors not considered relevant to the true financial performance of the Corporation are recommended by the Compensation Committee and approved by the Board of Directors. For example, the Compensation Committee may back-out the effect of stock-based compensation and the impact of any associated hedging arrangements. In addition, the Compensation Committee retains the discretion to make appropriate adjustments to the Consolidated EBITDA calculation in any given year to compensate for the effect of material transactions or unanticipated results in the relevant year. The STIP for certain executives other than the NEOs may include performance objectives based on the performance of their applicable business unit.

The Board of Directors approves the Consolidated EBITDA target for the STIP which is developed at the beginning of each financial year through the Corporation’s annual budget and business plan process. The Consolidated EBITDA target is intended to be challenging. The Board of Directors set a Consolidated EBITDA target for the 2009 financial year taking into account the results of the 2008 financial year and considering the budget and business plans prepared, presented to and approved by the Board. The Consolidated EBITDA results for the 2009 financial year were less than the target set by the Board of Directors and STIP payouts were made to eligible employees including the NEOs at 69% of target. The Corporation does not disclose the Consolidated EBITDA target on the basis that it is confidential and competitively sensitive and its disclosure would seriously prejudice the Corporation’s interests.

Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of base salary. The target incentive opportunity for each of the NEOs is 100% of base salary. The payouts for the NEOs range from zero to a maximum of 200% of bonus target depending on the Corporation’s performance relative to the Consolidated EBITDA target and achievement against divisional and individual performance objectives, as applicable. Recommendations for bonus awards are made by the President & CEO to the Compensation Committee. The Board of Directors determines the STIP award for the President and CEO based upon the Corporation’s performance related to the Consolidated EBITDA target and achievement of individual performance objectives. The following table sets forth the STIP target, maximum STIP award and 2009 STIP award for each NEO.

NEO	STIP Target as Percentage of Base Salary (%)	STIP Target ($) (1)	Maximum STIP Award ($)	2009 STIP Award (S) ($) (2)
Rodney J. Ruston	100	551,250	1,102,500	373,935
Miles W. Safranovich	100	n/a	n/a	212,000	(3)
Peter Dodd	100	295,750	591,500	200,285
Kevin R. Mather	100	244,750	489,500	164,700
Robert G. Harris	100	238,707	477,414	161,656
David Blackley	100	242,075	484,150	152,445

(1)

STIP Target is calculated as follows: 100% (Base Salary Effective April 1, 2008 to June 30, 2008 * 0.25) + (Base Salary Effective July 1, 2008 to March 31, 2009 * 0.75). This calculation takes into consideration base salary changes made part way through the financial year. Further pro-rations of the STIP calculation would occur if off-cycle adjustments were made throughout the financial year.

(2)	2009 STIP Awards for financial year end March 31, 2009 were paid in July 2009. Consolidated EBITDA results for financial year 2009 resulted in STIP eligibility at 69% of target.

(3)

Mr. Safranovich’s 2009 STIP award was paid upon cessation of his employment February 28, 2009. In accordance with his employment contract, he was paid 90% of 2009 STIP award based upon 100% EBITDA target achievement pro-rated to the number of months employed during the financial year.

Long-Term Incentive Plan (“LTIP”)

The purpose of our equity-based LTIP is to motivate executives to achieve long-term performance goals which will increase shareholder return on investment. Under the LTIP, we award long-term incentives to executives in the form of share options and PSUs, the value of which are directly linked to the creation of shareholder value.

The Compensation Committee reviews and recommends to the Board of Directors on the adequacy and the form of LTIP for executive management. An LTIP target value is established annually for executive management by the Compensation Committee and is primarily based upon the executive’s role. The target value is calculated as a percentage of base salary. The LTIP is designed to deliver annual compensation equivalent to 50% of base salary for the CEO and 40% for the other NEOs. The LTIP is delivered through the use of two vehicles, those being grants of share options and grants of PSUs. Fifty percent of the LTIP compensation is delivered in November of each year through grants of share options recommended by the Chief Executive Officer and the Compensation Committee for approval by the Board of Directors in accordance with the Corporation’s Share Option Plan. The other 50% of the LTIP compensation is delivered in April of each year through grants of PSUs recommended by the Chief Executive Officer and the Compensation Committee for approval by the Board of Directors in accordance with the Corporation’s PSU Plan. LTIP grants to the CEO are determined by the Board of Directors.

Share Option Plan

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan is administered by the Compensation Committee. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Compensation Committee. The Share Option Plan provides for the discretionary grant of options to purchase the Corporation’s Common Shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Compensation Committee.

Options to be granted under the Share Option Plan will have an exercise price of not less than the previous 5 day volume weighted average trading price of the Corporation’s Common Shares on the Toronto Stock Exchange or the New York Stock Exchange (“Market Price”).

As of July 31, 2009, the Corporation had 36,038,476 Common Shares outstanding, therefore providing for a current maximum of 3,603,847 Common Shares to be reserved for issuance under the Share Option Plan. As at July 31, 2009, the Corporation had 2,181,504 options to purchase Common Shares outstanding (or approximately 6.1% of the outstanding Common Shares), leaving unallocated options to purchase an aggregate of 1,422,343 Common Shares (or approximately 3.9% of the outstanding Common Shares) available for future option grants at that date.

The Share Option Plan provides that up to 10% of the Corporation’s issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation is 10% of the Corporation’s issued and outstanding NAEP Common Shares). The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding shares on a non-diluted basis immediately prior to the proposed option to purchase. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding shares on a non-diluted basis immediately prior to the proposed option to purchase.

The Share Option Plan provides that each option includes a cashless exercise alternative which provides a holder of an option with the right to elect to receive cash in lieu of purchasing the number of shares under the option. The amount of cash that the holder would be entitled to receive would be the amount by which the Market Price for the date of the option exercise exceeds the exercise price of the option multiplied by the number of options being exercised. Notwithstanding such right, the Share Option Plan provides that the Corporation may elect, at its sole discretion, to net settle the option with stock.

Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the option. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than five and not more than 10 years.

There are currently 3,624,280 options (representing 10.1% of the issued and outstanding Common Shares) that have been granted, of which 878,440 have been cancelled (representing 2.4% of the issued and outstanding Common Shares) or forfeited and 564,336 have been exercised (representing 1.6% of the issued and outstanding Common Shares). Accordingly, as of July 31, 2009, 2,181,504 options are currently under grant, representing 6.1% of the issued and outstanding Common Shares.

The Share Option Plan provides that if there is any change in the outstanding Common Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board of Directors will adjust, as appropriate and subject to any required regulatory approvals, (i) the exercise price of any unexercised options; and (ii) the number or kind of securities which are issuable on exercise of options. In the event of the reorganization of the Corporation or the amalgamation or consolidation of the Corporation with another corporation, the Board of Directors may make such provision for the protection of the rights of holders of options as it deems appropriate. In the event that there is a change of control of the Corporation as provided for in the Share Option Plan, effective immediately prior to the change of control, all options outstanding immediately vest and become exercisable and the Compensation Committee may determine a limited period of time of not less than seven (7) days, (before or after such change of control) after which time all unexercised options terminate.

The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the Compensation Committee. For qualified retirees (age 55 and as approved by the Compensation Committee), vested options continue to be exercisable for the balance of the exercise period applicable to the option.

The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the Compensation Committee or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.

The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed), (ii) any changes to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features.

In December 2008, as part of the 50% grant under the LTIP program, a total of 83,000 Share Options were granted to the NEOs. In determining the 2008 Share Option grants, the state of the economy at that time presented issues that needed to be addressed as part of the grant. The unprecedented market and economic conditions had an impact on ‘normal’ stock option grant size determination (and potentially on the competitive market value of long-term incentives, in general). In addition, given the decline of the Corporation’s share price over the prior year, an unusually high number of options would have been required to maintain the estimated economic value of compensation targeted for delivery through the option program. Compensation experts from Hewitt Associates were engaged to provide the Compensation Committee and the Board advice and recommendations on approaches for the 2008 Share Option grant. Management recommended that to address these issues, a reduced number of options be granted (below the ‘calculated’ number and to a level within acceptable external dilution standards). The options were granted at the current fair market value, they will vest equally over a 5 year period and carry the typical provisions in accordance with the Option Plan. In determining the overall grant size, the Board of Directors approved 1.3 times the December 2007 grant with the view of maintaining the resulting “run rate” (rate of consumption or dilution generated by the grant in terms of a percentage of outstanding shares) at approximately 1%. It should be noted that this grant resulted in significantly less than the targeted LTIP compensation value to eligible participants for the 50% share option portion of the LTIP.

Performance Share Unit Plan (“PSU Plan”)

The Board of Directors has approved the Corporation’s PSU Plan. The PSU Plan is part of the Corporation’s Long Term Incentive Plan. Each year, the Chief Executive Officer and the Compensation Committee recommends, to the Board of Directors for approval, employees (the “Participants”) for participation in the Corporation’s PSU Plan. Under the PSU Plan the Corporation credits a Performance Share Unit (a “PSU”), being a right granted to a Participant to receive a cash payment equivalent to the fair market value of a Common Share of the Corporation, or at the discretion of the Corporation, in a number of Common Shares purchased on the open market. After the third financial year-end following the date of the grant of the PSUs (the “Maturity Date”), the Compensation Committee will assess the Participant against the performance criteria established as part of the grant and determine the number of such PSUs that have been earned. The cash payment or delivery of Common Shares is then based on these earned PSUs.

If any dividends are paid on the Corporation’s Common Shares, additional PSUs will be credited to the Participant to reflect such dividends. The PSU Plan provides that, in the event of termination of a Participant (with or without cause), all PSUs that are not earned PSUs are immediately forfeited. In the event of retirement or disability of a Participant, all earned PSUs will be redeemed within 30 days of the Maturity Date. Any PSUs held by such retiring or disabled participant which have not completed their prescribed term (credited PSUs) shall continue to be eligible to become earned PSUs, subject to the performance criteria, as if the Participant was still employed by the Corporation. On the death of a Participant, all credited PSUs will vest and will be redeemed within 90 days of the date of the Participant’s death. Rights respecting PSUs are not transferable or assignable other than by will or the laws of descent and distribution. The Compensation Committee, on recommendation to and approval of the Board of Directors, may amend, suspend or terminate the PSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any PSUs, or any rights pursuant thereto, granted previously to any Participant without the consent of that Participant.

On April 1, 2009, as part of the remaining 50% of the grants under the LTIP program, a total of 116,476 PSUs were granted to the NEOs. The PSUs were granted under the terms of the PSU Plan with three (3) year “cliff vesting”. The business performance measure incorporated into the PSUs Plan to determine the number of PSUs that will vest at the end of the three (3) year period is Return on Invested Capital (“ROIC”). The target set for full vesting of the April 1, 2009 PSU grant is a cumulative three-year average ROIC of 27%. Partial vesting will occur if certain levels of ROIC are achieved according to the following table:

2009 PSU GRANT TARGETS

PSUs Vesting	Cumulative ROIC (3 years)
100%	27%
75%	25%
50%	23%
25%	21%
10%	19%
Nil	<19%

In the fall of 2008, the economy took an unprecedented shift and as a result, the Corporation was faced with write-downs of goodwill in our pipeline business units and potential further write-downs in the other business units. This unforeseen accounting adjustment significantly reduced the projected cumulative three-year average for ROIC for the April 2008 PSU Grant, resulting in a drop below 14%. The Compensation Committee of the Board of Directors has the authority to adjust targets to ensure the plan remains effective for the business circumstances. In April 2009, the Compensation Committee made the decision to remove the impact of an accounting adjustment from the calculation and approved the following revised targets for the April 2008 PSU Grants:

PSUs Vesting	ORIGINAL 2008 PSU GRANT TARGETS Cumulative ROIC (3 years)	REVISED 2008 PSU GRANT TARGETS Cumulative ROIC (3 years)
100%	22%	31%
75%	20%	29%
50%	18%	27%
25%	16%	25%
10%	14%	23%
Nil	<14%	<23%

The following table outlines the total LTIP awards for the NEO’s for 2009:

NEO	LTIP Target as Percentage of Base Salary (%) (1)	Share Options Granted Dec/ 2008	PSUs Granted April 1/2009
Rodney J. Ruston	50	29,200	46,783
Peter Dodd	40	12,500	20,117
Kevin R. Mather	40	9,800	16,909
David Blackley	40	9,800	16,448
Robert G. Harris	40	10,100	16,219
Miles W. Safranovich	40	11,600	N/A

(1)	LTIP awards are delivered through two vehicles – 50% of the award is delivered as Share Options and 50% of the award as PSUs

Retirement Arrangements

The Corporation does not have a pension plan. For the financial year ended March 31, 2009, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEOs was $35,079, consisting of employer matching contributions to the executive officers’ Registered & Non Registered Retirement Savings Plans.

Benefit Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include car allowance, reimbursement for annual dues at a local heath or sports club, an annual medical examination and a discretionary health care spending account.

Analysis of 2009 Compensation Decisions Regarding NEOs

The following outlines the rationale behind the compensation decisions for each of the NEOs for 2009:

Rodney J. Ruston, President & Chief Executive Officer

The President & CEO’s compensation structure includes the same components as the other executives. The Board of Directors confirmed an annual base salary for Mr. Ruston effective July 1, 2008 of $560,000 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”. Under the STIP, Mr. Ruston’s bonus award is made up of 70% based on the corporate results, as measured by EBITDA and 30% on achievement of individual objectives set at the start of the year by the Board and based on growth, profitability and safe operations of the Company. The Board assessed that Mr. Ruston achieved most of his individual objectives relating to the growth of the business while improving margins, addressing material weaknesses, stabilizing the management structure, improving the safety culture of the Corporation and maximizing the value of the Pipeline Division. As a result of the Corporation achieving less than target EBITDA, Mr. Ruston’s STIP was approved at less than target and he received bonus award of $373,935 for results in the 2009 financial year. Mr. Ruston’s LTIP awards consisted of 29,200 Share Options granted in December 2008 and 46,783 Performance Share Units granted March 31, 2009. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

Peter Dodd, Chief Financial Officer

Peter Dodd was appointed Chief Financial Officer of the Corporation on February 4, 2008. Mr. Dodd made significant contributions to several crucial areas of the Corporation’s business during the 2009 financial year. Most notably, Mr. Dodd delivered a financing structure that ensures access to sufficient funds for ongoing operations, planned organic growth and ability to execute an acquisition. Mr. Dodd fully achieved his target related to the availability of funding to finance the budget, ensuring that all planned capital acquisitions were delivered on schedule and that an optimum balance of purchased (cash paid), leased and rented equipment was in place. All funding commitments were met on time and sufficient cash was available to meet all requirements and retain a sufficient reserve.

Improvements were realized with respect to the timeliness and accuracy of information for internal and external financial reporting. Mr. Dodd provided leadership and direction to significantly improve the performance of the Information Technology Division. Service levels to the organization significantly improved as a result of Mr. Dodd’s efforts to integrate a new Director of Information Technology and to set targets and objectives for the division to be positioned to fulfill the needs of the organization.

Reflecting Mr. Dodd’s achievement of significant key performance targets while recognizing the company did not achieve target EBITDA, Mr. Dodd’s STIP award of $200,285 was less than target. Mr. Dodd’s salary was adjusted to $301,000 in July 2008 in accordance with the guiding principles and philosophy described above in section “Executive Compensation Philosophy”. He received LTIP awards of 12,500 stock options and 20,117 PSUs. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

Miles W. Safranovich, Vice President, Operations

Miles W. Safranovich fulfilled the role of Vice President, Operations during this financial year up to his departure date of February 28, 2009. Mr. Safranovich earned $253,066 in base salary during this financial year and upon his departure, he was compensated in accordance with his employment contract; STIP was paid at target in the amount of $212,000 and severance of $329,117.

Robert G. Harris, Vice President, Human Resources, Health, Safety & Environment

Robert G. Harris has been with the Corporation for three years. His ongoing mandate has been to build the human resources and safety functions. This past financial year, Mr. Harris had a specific objective to rebuild and renew the Health, Safety & Environment function. A strong safety culture is a key value of the Corporation and safety performance is a significant determining factor in the Corporation’s ability to bid on and secure contracts. Mr. Harris exceeded expectations on this important objective through the staffing of new safety leadership and team members, leading the development and integration of a new safety model and implementing a critical injury reporting system and targets.

Effective labour relations strategies also represent a significant factor in the ability for the Corporation to secure and execute contracts. Mr. Harris successfully led the development of a labour strategy for a new joint venture arrangement, ensured labour flexibility with achievement of a cost effective labour agreement with the Acheson shop facility and facilitated an alternative labour strategy for the industrial construction projects. Internally, Mr. Harris achieved development of the Corporations succession plan for the executive level and ensured internal controls compliance for HR and Payroll functions. His team exceeded expectation with respect to developing and delivering value added training and development solutions. Mr. Harris also oversees management of the Corporation’s office facilities and achieved his 2009 objectives to secure new office facilities in Fort McMurray and Calgary.

Reflecting Mr. Harris’ achievement of significant key performance targets while recognizing the Corporation did not achieve target EBITDA, his STIP award of $161,656 was less than target. Mr. Harris’ salary was adjusted to $242,676 in July 2008 in accordance with the guiding principles and philosophy described above in section “Executive Compensation Philosophy”. He received LTIP awards of 10,100 stock options and 16,219 PSUs. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

Kevin R. Mather, Vice President, Supply Chain

Kevin R. Mather has been with the Corporation for 12 years and in 2007 was promoted to the Vice President level. His current role provides executive leadership to the Procurement and Equipment functions. Near the end of this financial year, he also assumed leadership of the Estimating function.

Mr. Mather achieved 2009 targets to ensure no material weaknesses in the Procurement and Accounts Payable functions and to improve effectiveness in Accounts Payable. With respect to the Equipment sector, Mr. Mather’s contributions were rated as outstanding having achieved development of a five-year equipment and critical parts forecast ensuring the Corporation has equipment necessary to continue to grow in line with the five-year plan. This included performing risk analysis and identifying critical commodities and a risk mitigation strategy.

Mr. Mather fully achieved targets related to improved maintenance cost control and equipment net recoveries met or exceeded budget cost per hour. He assured the development and implementation of efficient monthly cost reports and built internal rates to annually compare industry indexes to NACG cost increases. He also fully achieved targets to improve controls and regulatory compliance for the Corporation’s light vehicle fleet. Progress was achieved with respect to improved maintenance planning and the development of measures for tracking of equipment availability and utilization.

Reflecting Mr. Mather’s achievement of significant key performance targets while recognizing the Corporation did not achieve target EBITDA, his STIP award of $164,700 was less than target. Mr. Mather’s salary was adjusted to $253,000 in July 2008 in accordance with the guiding principles and philosophy described above in section “Executive Compensation Philosophy”. He received LTIP awards of 9,800 stock options and 16,909 PSUs. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

David Blackley, Vice President, Finance

David Blackley joined the Corporation on January 14, 2008 as Vice President, Finance. During the course of the 2009 financial year, he successfully restructured the functions of the Finance division, selected and engaged key management team members and built a finance team that achieved the key objectives related to financial business reporting. Significant improvements were achieved in the accuracy and timeliness of financial reporting and development of financial policies for business controls. All financial reporting deadlines were met or achieved ahead of schedule. Mr. Blackley led the executive team in the drive to achieve internal controls compliance targets. Improving the Corporation’s budget development and accounting processes were additional key accomplishments achieved by Mr. Blackley.

Reflecting Mr. Blackley’s achievement of significant key performance targets while recognizing the Corporation did not achieve target EBITDA, his STIP award of $152,445 was less than target. Mr. Blackley’s salary was adjusted to $246,100 in July 2008 in accordance with the guiding principles and philosophy described above in section “Executive Compensation Philosophy”. He received LTIP awards of 9,800 stock options and 16,448 PSUs. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each of the NEOs. None of the Corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the Corporation. The termination arrangements for the NEOs under their respective employment agreements are as follows.

Rodney J. Ruston, President & Chief Executive Officer

The initial term of Mr. Ruston’s employment is five years, beginning May 2005, unless earlier terminated. If his employment is terminated by the Corporation without cause or if his employment is not renewed at the end of the initial five year term, Mr. Ruston will receive a severance payment equal to his then-annual salary plus the amount of his bonus payment in the year preceding the termination date. Mr. Ruston is subject to certain non-competition and confidentiality agreements.

Peter Dodd, Chief Financial Officer

Mr. Dodd was employed by the Corporation as CFO to further the process of restructuring the financial team and the financial systems and controls and to advise on the growth opportunities available for the Company. Mr. Dodd’s leadership in the financial restructuring was quickly recognized with a new team and enhanced reporting systems being put in place. Concurrently, the global economic downturn reduced the opportunities for growth and necessitated a review of the executive structure. The outcome of this review was that Mr. Dodd resigned his position effective June 10, 2009 and assumed a position as a member of the Board of Directors.

In accordance with his employment contract, Mr. Dodd received STIP for fiscal 2010 at target pro-rated to the date of his termination $51,401.57 and a retiring allowance in the amount of $376,250. In accordance with the Stock Option Plan, Mr. Dodd’s retirement was approved as a qualified retirement and all vested stock options remain available for the original term of the option and grants of options retain their original vesting schedule. In accordance with the PSU Plan, as a qualified retirement, the credited PSUs will remain available in retirement as if he were an active employee and will retain their original vesting schedule (April 2011 and April 2012).

Miles W. Safranovich, Vice President, Operations

Mr. Safranovich ceased to be an employee of the Corporation effective February 28, 2009. As discussed above, Mr. Safranovich was compensated in accordance with his employment contract; STIP compensation was paid at target in the amount of $212,000 and severance of $329,117. In exchange for additional non-competition and non-solicitation terms, the period to exercise vested options was extended to May 7, 2010. With compliance to the complete non-competition and non-solicitation terms outlined in the agreement and upon recommendation of the President & CEO, vested options will continue to be exercisable until their original exercise dates (as if employment continued). Options granted in December 2008 were forfeited. All unearned Performance Share Units were forfeited in accordance with the PSU Plan.

Robert G. Harris, Vice President, Human Resources, Health, Safety & Environment

Mr. Harris is employed for an indefinite term, which commenced on June 19, 2006, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one and one quarter times his annual base salary plus a payment equal to 90% of the amount of his target bonus payment for the then-current financial year pro-rated to the date of termination.

Kevin R. Mather, Vice President, Supply Chain

Mr. Mather is employed for an indefinite term, which commenced on April 21, 1997, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. Given that Mr. Mather has passed the tenth anniversary of employment with the Corporation, if his employment is terminated by the Corporation without cause, he will receive a payment equal to one and a half times his annual base salary plus a payment equal to 90% of the amount of his target bonus payment for the then-current financial year pro-rated to the date of termination.

David Blackley, Vice President, Finance

Mr. Blackley is employed for an indefinite term, which commenced on January 14, 2008, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. If his employment is terminated by the Corporation without cause, he will receive payment equal to one and one quarter times his annual base salary if terminated on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one half times his annual base salary if terminated after his tenth anniversary of employment with the Corporation or one of its predecessors plus a payment equal to 90% of the amount of his target bonus payment for the then-current financial year pro-rated to the date of termination.

As noted above, Mr. Dodd resigned is position as CFO on June 10, 2009. Mr. Blackley assumed the CFO position on June 11, 2009 and the Vice President, Finance position was eliminated from the executive structure.

Performance Graph

The following graph compares the percentage change in the cumulative shareholder return for $100 invested in the Corporation’s Common Shares upon the Corporation’s initial public offering of $18.38 for each Common Share with the total cumulative return of the S&P/TSX Composite Index for the period from November 22, 2006 to March 31, 2009. On March 31, 2009, the Corporation’s Common Shares closed at $3.91 per Common Share on the TSX.

Trends Between NEOs Compensation and Total Shareholder Return

As described in the section “Executive Compensation Philosophy”, executive compensation is tied to the financial performance of the Corporation. As a result, a large percentage of the total annual compensation for the NEOs is at-risk pay. A significant portion of NEO compensation is based on the financial performance of the Corporation. A trend analysis of the total compensation of NEO’s as compared to the Corporation’s total cumulative return since November 2006 demonstrates that during the period of growth in 2007 and into 2008, the total compensation of the Corporation’s NEOs grew correspondingly. As a result of the Corporation’s recent financial performance, STIP and LTIP programs failed to payout at targeted levels for the most recently completed financial year.

The following table shows the value of $100 invested in the Corporation’s Common Shares on November 22, 2006 compared to $100 invested in the S&P/TSX Composite Index*:

For the Financial Years Ended:	November 22, 2006	March 31, 2007	March 31, 2008	March 31, 2009
North American Energy Partners Inc.	$100.00	$129.10	$86.34	$21.03
S&P/TSX Composite Index	$100.00	$105.85	$109.13	$74.39

*	Assuming reinvestment of dividends/distributions.

Summary Compensation Table

The following table sets forth the annual compensation for the year ended March 31, 2009 paid to, or earned by, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of their award date and a total dollar value of compensation received.

					Non-Equity incentive plan compensation
Name and principal position	Year	Salary Earned ($)	Share based awards ($) (a)	Option based awards ($) (b)	Annual incentive plan (MIP) ($)	Long- term incentive plans	Group RRSP ($)	All other compensation ($)	Total Compensation ($)

Rodney J. Ruston
President and Chief Executive Officer	2009	551,250	182,922	68,620	373,935	N/A	N/A	(c)	1,176,727
(Hired May 2005)

Peter Dodd
Chief Financial Officer	2009	295,750	78,657	29,375	200,285	N/A	(e)	(c)	604,067
(Hired February 2008)

Miles W. Safranovich (d)
Vice President, Operations	2009	253,067	Nil	27,260	212,000	N/A	11,434	(c)	503,761
(Hired November 2004 to February 28, 2009)

Kevin R. Mather
Vice President, Supply Chain	2009	235,584	66,114	23,030	164,700	N/A	11,710	(c)	501,138
(Hired April 1997)

Robert G. Harris
Vice President, Human Resources, Health, Safety & Environment	2009	238,707	63,416	23,735	161,656	N/A	11,935	(c)	499,449
(Hired June 2006)

David Blackley
Vice President, Finance	2009	242,075	64,312	23,030	152,445	N/A	(e)	(c)	481,862
(Hired January 2008)

(a)

PSUs refer to Performance Share Units (see “Executive Compensation – PSU Plan”). Reflects the value of the PSUs (rounded to nearest dollar) granted on March 31, 2009 using the closing market price on the Toronto Stock Exchange on the grant date, which was $3.91. The number of PSUs, by their terms, are adjusted to take into account any dividends paid on NAEP Common Shares.

(b)	Calculated as the number of option based awards granted multiplied by the fair value of each award as at the grant date.

(c)	The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year.

(d)	Mr. Safranovich resigned from the Corporation effective February 28, 2009. In addition to the compensation noted above, he received a severance pursuant to his employment contract of $329,117.

(e)	Mr. Blackley and Mr. Dodd did not participate in the company matching RRSP program in the financial year 2009.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based and option-based awards for each of the NEOs at the end of the 2009 financial year:

	Option Based Awards				Share-Based Awards
NEO	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the-Money Options ($)	Number of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($) (a)
Rodney J. Ruston	550,000 21,900 29,200	5.00 13.50 3.69	May 9, 2015 November 27, 2017 December 4, 2018	Nil Nil Nil	57,721	$225,689

Peter Dodd	109,400 12,500	13.50 3.69	November 27, 2017 December 4, 2018	Nil Nil	24,784	96,905

Miles W. Safranovich	48,000 24,000 1,740	5.00 5.00 13.50	November 18, 2014 November 3, 2015 November 27, 2017	Nil Nil Nil	Nil	Nil

Robert G. Harris	100,000 7,600 10,100	5.00 13.50 3.69	June 19, 2016 November 27, 2017 December 4, 2018	Nil Nil Nil	19,999	78,196

Kevin R. Mather	40,000 20,000 7,400 40,000 9,800	5.00 5.00 13.50 15.37 3.69	November 26, 2013 July 23, 2014 November 27, 2017 March 18, 2018 December 4, 2018	Nil Nil Nil Nil Nil	20,576	80,452

David Blackley	75,000 9,800	13.21 3.69	January 14, 2018 December 4, 2018	Nil Nil	20,281	79,299

(a)	Amounts calculated as the number of share-based awards (PSUs) granted multiplied by the March 31, 2009 closing price of the NAEP Common Shares on the Toronto Stock Exchange.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested during the 2009 financial year, as well as the value of non-equity incentive plan compensation that the NEOs earned during the 2009 financial year:

NEO	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Rodney J. Ruston	Nil	Nil	Nil
Peter Dodd	Nil	Nil	Nil
Miles W. Safranovich	Nil	Nil	Nil
Robert G. Harris	Nil	Nil	Nil
Kevin R. Mather	Nil	Nil	Nil
David Blackley	Nil	Nil	Nil

COMPENSATION OF DIRECTORS

The Corporation’s directors, other than Messrs. McIntosh and Ruston, each receive an annual aggregate retainer and a fee for each meeting of the Board of Directors or any committee of the Board that they attend and are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the compensation paid to non-management directors during financial year 2009.

Type of Fee	Amount
Annual Fees	$	CDN
Board retainer		110,000
Audit Committee Chair		12,000
Compensation Committee Chair		9,000
Risk Committee Chair		5,000
Governance Committee Chair		5,000
Attendance Fees
Board or Committee meeting		1,500

The Compensation Committee assesses the adequacy and form of compensation paid to directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the Compensation Committee benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. Director compensation was updated in January 2008 based upon analysis and recommendation by Hewitt Associates.

The following table sets out the total compensation earned by each non-management director of the Corporation during the 2009 financial year and also illustrates the manner in which the compensation was paid for each director. Directors have the option to receive up to 100% of their annual fees in DSUs, which results in slight differences in reportable compensation.

Name	Board Retainer ($)	Committee Chair Retainer ($) (8)	Committee Member Retainer ($)	Board/ Committee Attendance Fees ($)	Fees paid in Cash ($)		Fees based in Share based awards ($) (1)	Total Fees Earned ($)
George R. Brokaw	110,000		N/A	34,500	46,000		98,500	144,500
John Brussa	110,000		N/A	22,500	69,250	(6)	66,250	135,500
John Hawkins (2)	110,000	5,000	N/A	22,500	64,125		73,375	137,500
William C. Oehmig (3)	110,000	5,000	N/A	24,000	—		139,000	139,000
Allen Sello (4)	110,000	12,000	N/A	28,500	89,500		61,000	150,500
Peter W. Tomsett (5)	110,000	9,000	N/A	30,000	4,500	(7)	146,000	150,500
Rick K. Turner	110,000		N/A	25,500	79,750		55,750	135,500

TOTAL	$770,000	$31,000		$187,500	$353,125		$639,875	$993,000

(1)	Amounts reflect the compensation value of DSUs as calculated in accordance with the Deferred Share Unit Plan.

(2)	Mr. Hawkins was the Chair of the Governance Committee for financial year 2009.

(3)	Mr. Oehmig was the Chair of the Risk Committee for financial year 2009.

(4)	Mr. Sello was the Chair of the Audit Committee for financial year 2009.

(5)	Mr. Tomsett was the Chair of the Compensation Committee for financial year 2009.

(6)

Due to a payroll error, Mr. Brussa was overpaid $3,000 in cash for pay period ending December 31, 2008. To recover this amount, $3,000 of compensation has been recovered in the pay period ending June 30, 2009, for financial year 2010.

(7)

Due to a payroll error, Mr. Tomsett was over paid $4,500 in cash for pay period ending December 31, 2008. To recover this amount, in the period ending March 31, 2009, $3,000 of compensation was earned and not paid as DSUs for fiscal 2009. A further $1,500 of compensation has been recovered in the pay period ending June 30, 2009, for financial year 2010.

(8)	The Chair of each Committee must take at least 50% of their additional annual retainer for serving as Chair in DSUs.

Mr. McIntosh, the Chair of the Board, received a retainer from April 1, 2008 to March 31, 2009 paid at a rate of $220,000 per annum. The Chair of the Board is not eligible to receive annual bonuses and at least 50% of his annual retainer is to be paid in DSUs. Mr. McIntosh elected to have 50% of his retainer paid in DSUs for financial year 2009.

Mr. Ruston is a member of management of NAEP and does not receive any additional remuneration for his role as a director of the Corporation.

Directors’ Deferred Share Unit Plan

The Corporation’s Directors’ Deferred Share Unit Plan was approved on November 27, 2007 by the Corporation’s Board of Directors and became effective on January 1, 2008 (the “DSU Plan”). The DSU Plan is administered by the Compensation Committee. Under the DSU Plan, the Corporation grants annual equity compensation in the form of DSUs, replacing the previous practice of granting options. DSUs under the DSU Plan may be granted to each member of the board of directors of the Corporation (the “Participant”) who is not an employee or officer of the Corporation and its affiliated entities. The DSU Plan provides that the Participant receives 50% of his or her fixed remuneration payable in respect of the services in his or her capacity as a board or committee member in a calendar year (“Participant’s Annual Fixed Remuneration”) in the form of DSUs and may elect to receive all or a part of the Participant’s Annual Fixed Remuneration in excess of 50% in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. per meeting fees) (“Annual Variable Remuneration”) to be paid in DSUs. This election must be made by December 31 each calendar year for effect the following financial year. The DSUs may be redeemed in cash or, at the discretion of the Corporation, in a number of NAEP Common Shares which may be shares purchased on the open market. Payment is based on the number of DSUs held, plus dividend equivalents (if any) multiplied by the NAEP Common Share price at the time of maturity. When dividends are paid on NAEP Common Shares, additional DSUs (“Dividend Equivalents”) will be credited to the Participant’s to reflect such dividends. DSUs vest immediately upon grant. The DSU Plan provides that, in the event of termination (with or without cause), including retirement, all DSUs and Dividend Equivalents will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). The DSU Plan provides that, in the event of termination (with or without cause), including retirement, all DSUs and Dividend Equivalents will be redeemed by the Corporation. A Participant has no further rights respecting any DSU or Dividend Equivalent which has been redeemed.

The table below summarizes the DSUs granted to the directors based on their elections with respect to the 2009 financial year:

Name	% of Annual Fixed Remuneration paid in DSUs	% of Annual Variable Remuneration paid in DSUs	# of DSUs/dollar value based on $3.91 (a)
George R. Brokaw	50	50	15,768 / $61,653
John A. Brussa	50	50	10,845 / $42,404
John D. Hawkins	100	100	13,742 / $53,731
William C. Oehmig	100	100	22,789 / $89,105
Allen R. Sello	50	0	10,347 / $40,457
Peter W. Tomsett	100	100	23,188 / $90,665
K. Rick Turner	50	50	9,517 / $37,211
Ron McIntosh	50	N/A	21,673 / $84,741

(a)

Reflects the value of the DSUs granted on March 31, 2009 using the closing market price on the Toronto Stock Exchange which was $3.91. The number of DSUs, by their terms, are adjusted to take into account any dividends paid on NAEP Common Shares.

Share Ownership Guidelines

The Board of Directors adopted and approved, on November 27, 2007, for implementation effective January 1, 2008, guidelines for the ownership by the directors of the Corporation of equity in the Corporation

(the “Share Ownership Guidelines”). The Share Ownership Guidelines require the Chair of the Board of Directors to own $400,000 of equity in the Corporation and the remaining directors to own $250,000 of equity in the Corporation, in each case represented by NAEP Common Shares and DSUs. Such ownership level must be achieved within five years of the later of the implementation of the Share Ownership Guidelines and the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their Annual Fixed Remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter, that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. All current directors either meet or are in the process of complying with these Share Ownership Guidelines.

Directors’ and Officers’ Insurance

The Corporation maintains directors’ and officers’ insurance for an aggregate amount of $25,000,000. The policy provides primary coverage of $10,000,000 for the one-year period from June 1, 2008 to June 1, 2009 at a premium of $133,000 and a deductible of $500,000. An excess layer of coverage for $10,000,000 has also been purchased at a premium of $85,500 for the one-year period from June 1, 2008 to June 1, 2009. The excess layer does not have a deductible. There is also a second excess layer of coverage for $5,000,000, which has been purchased at a premium of $32,000 for the one-year period from June 1, 2008 to June 1, 2009, and for which there is no deductible.

Indemnification

The Corporation has entered into indemnity agreements with its directors and officers, whereby it has agreed to indemnify its directors, officers and certain other employees from all liabilities, obligations, charges and expenses, reasonably incurred by such director, officer or other employee in respect of any civil, criminal, investigative, administrative action or other proceeding in which such individual is involved by reason of being or having been a director, officer or employee of the Corporation (or a direct or indirect affiliate) of the Corporation, provided that (i) he or she acted honestly and in good faith with a view to the best interests of the Corporation, or (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his conduct was lawful, and (iii) in the case of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, the Corporation obtains any approval required under the Canada Business Corporations Act in respect of such indemnification.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Figure in column (a) as a percentage of issued and outstanding NAEP Common Shares (b)	Weighted-average exercise price of outstanding options, warrants and rights (c)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (A) (d)	Figure in column (d) as a percentage of issued and outstanding NAEP Common Shares (e)
Equity compensation plans approved by securityholders	1,826,364	5.07%	$7.44	1,777,483	4.93%
Equity compensation plans not approved by securityholders	N/A	N/A	N/A	N/A	N/A

TOTAL	1,826,364	5.07%	$7.44	1,777,483	4.93%

(A)

The Share Option Plan states that the Compensation Committee may issue options, provided that the aggregate number of NAEP Common Shares that may be issued from treasury under the plan may not exceed 10% of the number of issued and outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option issuance.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the 2009 financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Board of Directors

The National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With eight of the ten directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors. The Chair of the Board, Mr. McIntosh, is an independent director. Rodney J. Ruston is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. Peter Dodd was an executive officer of the Corporation within the previous three years and is therefore not considered independent. Although Messrs Brokaw, Hawkins, Oehmig and Turner have relationships with shareholders of the Corporation and such shareholders provide consulting services to the Corporation, the shareholders do not receive any payments in relation to such consulting services but have an interest in providing such services since they have an investment in the Corporation. Messrs Brokaw, Hawkins, Oehmig and Turner do not in their individual capacities provide any consulting services to the Corporation, for a fee or otherwise. In addition, in the facts and circumstances applicable to these individuals, none of them are affiliated entities of the Corporation. The Board of Directors has determined that each of the directors, other than Rodney J. Ruston and Peter Dodd, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the board holds in-camera sessions which exclude the non-independent directors. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings. In the 2009 financial year, all of the board meetings included such in-camera sessions, and except for the in-camera sessions, there were no separate meetings of independent board members that took place.

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below:

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd. (a)	TSX	September 1998

John A. Brussa	Penn West Energy Trust	NYSE	April 1995

	Crew Energy Inc.	TSX	July 2003

	Divestco Inc.	TSX	September 2003

	Baytex Energy Ltd. (a wholly owned subsidiary of Baytex Energy Trust)	TSX	July 2003

	BlackWatch Energy Services Ltd. (a wholly owned subsidiary of BlackWatch Energy Services Trust)	TSX	June 2006

	Cirrus Energy Corporation	TSXV	April 2005

	Enseco Energy Services Corp.	TSX	March 2006

	Galleon Energy Inc.	TSX	March 2003

	Harvest Operations Corp. (a wholly owned subsidiary of Harvest Energy Trust)	TSX	October 2002

	Highpine Oil & Gas Limited	TSX	February 2000

	Ontario Energy Savings Corp. (a wholly-owned subsidiary of Energy Savings Income Fund)	TSXV	February 2001

	Orleans Energy Ltd.	TSX	June 2005

	Progress Energy Ltd. (a wholly owned subsidiary of Progress Energy Trust)	TSX	November 2000

	Storm Exploration Inc.	TSX	June 2004

	Strategic Energy Fund	TSX	February 2002

	Trafalgar Energy Ltd.	TSX	June 2006

	Yoho Resources Inc.	TSXV	March 2008

Allen R. Sello	Sterling Shoes Income Fund (b)	TSX	May 2005

Peter W. Tomsett	Silver Standard Resources Inc. Equinox Minerals Ltd.	TSX TSX	November 2006 July 2007

K. Rick Turner	Energy Transfer Partners L.P. Energy Transfer Equity, L.P.	NYSE NYSE	February 2004 February 2006

(a)	In July 2009, Advantage Oil & Gas Ltd. completed a plan of arrangement involving Advantage Oil & Gas Ltd. and Advantage Energy Income Fund, pursuant to which, the Fund converted into the Corporation.

(b)	Mr. Sello is a trustee of Sterling Shoes Income Fund and also serves as a director of the underlying partnership (Sterling Shoes GP Inc.).

Mandate of the Board of Directors

The Board of Directors supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies, which require that the Board of Directors be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy which sets the framework for how the Board of Directors approaches its mandate and addresses such things as (i) the responsibility of the Board of Directors to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Compensation Committee, Governance Committee and a Health, Safety, Environment and Business Risk Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy for the Corporation can be found on the Corporation’s website at www.nacg.ca.

Position Descriptions for the Chair of the Board of Directors and Committee Chairs

The Chair of the Board of Directors (the “Board Chair”) reports to the Board of Directors and shareholders and provides leadership to the Board of Directors relating to the effective execution of all Board responsibilities. The Board Chair is a non-management director and the Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

Specifically, the Board Chair has the responsibility to, amongst other things:

(a)	provide leadership in ensuring that the Board works harmoniously as a cohesive team;

(b)	facilitate the Board functioning independently of management by ensuring that the Board meets regularly without management and by engaging outside advisors as required;

(c)

provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected;

(d)	attend committee meetings and communicate with directors between meetings as required;

(e)	establish procedures to govern the function of the Board;

(f)	assist the Governance Committee in implementing the Board assessment;

(g)	lead in continuous improvement of Board processes;

(h)	upon the recommendation of the Governance Committee, approach new candidates to serve on the Board;

(i)	represent shareholders and the Board to management and represent management to the Board and shareholders;

(j)

work with the Board and the Chief Executive Officer to ensure that the Corporation is building a healthy governance culture, assist in effective communication between the Board and management, maintain regular contact with the Chief Executive Officer, and serve as advisor to the Chief Executive Officer and other senior officers;

(k)	act as the Chair for annual and special meetings of the shareholders; and

(l)	receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices.

The Chair of each of the Audit Committee, Compensation Committee, Governance Committee and Health, Safety, Environment and Business Risk Committee each has the responsibility to (i) provide leadership to the committee and to ensure that each of his or her respective Committees works harmoniously as a cohesive team, (ii) facilitate the committee functioning independently of management by meeting regularly without management and engaging outside advisors as required, (iii) communicate with Committee members between meetings as required, (iv) facilitate information sharing with other Committees as required, (v) lead in continuous improvement of committee processes, and (vi) assist in effective communication between the Committee and management. The Chair of each Committee determines the time, place and procedures for the Committee meetings, subject to requirements of the Committee’s charter.

Position Description for the Chief Executive Officer

The Corporation has developed a written position description for the Chief Executive Officer. This description is included in the Compensation Committee Charter as Appendix A. The description provides that the Chief Executive Officer is responsible for the successful management of the business and affairs of the Corporation and has the responsibility to:

(a)	report to and work with the Board of Directors so that it may fulfill its oversight role;

(b)	advise the Board of Directors in a timely manner of major issues and risks that may affect the Corporation;

(c)	recommend to the Board of Directors the strategic direction of the Corporation and implement approved operational and business plans;

(d)	provide the overall leadership, direction and management of the business operations to achieve the Corporation’s goals and objectives;

(e)	allocate financial and human capital for the successful management and financial performance of the Corporation;

(f)	foster a culture of integrity and set the ethical tone for the Corporation;

(g)	establish the policies and procedures to effectively operate the Corporation in an efficient and controlled manner;

(h)	monitor and manage the risks of the Corporation;

(i)	recommend to the Board of Directors any acquisition, merger, divestiture and the entry or exit of any business unit of the Corporation;

(j)	establish the corporate structure and major accountabilities;

(k)	oversee the relationship between the Corporation and the public;

(l)	develop, supervise and evaluate the executive officers and recommend to the Compensation Committee the selection and compensation of executive officers; and

(m)	identify potential successors for the positions of Chief Executive Officer and develop a succession plan for executive management.

Orientation and Continuing Education

The Governance Committee, in conjunction with the Board Chair and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New directors are provided with written information about the duties and obligations of directors, the structure and role of the Board of Directors and its Committees, the Board of Directors’ mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board of Directors and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

Management encourages the directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the Corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

1.	Industry Conferences – Management updates this list as conferences are scheduled.

2.	Access to the Institute of Corporate Directors website – this website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board of Directors has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board of Directors and the Corporation have implemented an Ethics Reporting Policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

(a)	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

(b)	effective anonymous reporting is through an independent ethics reporting firm; or

(c)	directly to the Chair of the Board or Audit Committee Chair.

In all cases, there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair and the Board Chair will have access, at all times, to the status and content of reported violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the

Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Nomination of Directors

Please see section captioned “Governance Committee” below.

Compensation Determination

Please see section captioned “Compensation Committee” below.

Committee and Director Assessments

The Corporation conducted a survey to assist in the evaluation of Committee and Board of Director effectiveness assessments. The Governance Committee will hold a strategic retreat in the 2010 financial year to address the results of the survey.

BOARD COMMITTEES

Audit Committee

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related MD&A, press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board of Directors. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d)(5) of the SEC’s Regulation S-K. The Corporation’s Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website www.nacg.ca. The Audit Committee is currently composed of Messrs. Brokaw, Hawkins, McIntosh, Sello and Turner, with Mr. Sello serving as Chair. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the Audit Committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s 2009 Annual Information Form under the heading “The Board and the Board Committees”.

The Corporation’s auditors are KPMG LLP. The Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the financial year ended March 31, 2009.

The fees we have paid to KPMG for services rendered by them include:

(i)	Audit Fees

KPMG billed us $2,374,000 in 2009, $3,037,500 in 2008 and $2,375,000 in 2007 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities, and quarterly interim reviews of the consolidated financial statements.

(ii)	Audit Related Fees

KPMG billed us $nil in 2009, $55,000 in 2008 and $52,000 in 2007 for planning and scoping work and advice relating to compliance and internal controls over financial reporting.

(iii)	Tax Fees

KPMG billed us $62,000 in 2009, $33,000 in 2008 and $16,640 in 2007 for income tax advisory and compliance services.

(iv)	All Other Fees

KPMG billed us $64,000 in 2009 for fees related to consultations on International Financial Reporting Standards (IFRS). KPMG did not perform any other services for us in 2008 or 2007.

Compensation Committee

The Compensation Committee is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that Compensation Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Compensation Committee that is available on the Corporation’s website www.nacg.ca. The Compensation Committee is currently composed of Messrs. Brussa, Oehmig, Sello and Tomsett, with Mr. Tomsett serving as Chair. Hewitt Associates and Wynford Group, independent specialized compensation consultants, have been retained by the Corporation to assist in determining executive management and compensation for directors as described above in the section “Executive Compensation Philosophy”.

Governance Committee

The Governance Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Governance Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Governance Committee that is available on the Corporation’s website www.nacg.ca. The Governance Committee is currently composed of Messrs. Brussa, Hawkins, McIntosh and Turner, with Mr. Hawkins serving as Chair.

Health, Safety, Environment and Business Risk Committee

The Health, Safety, Environment and Business Risk Committee (the “HS&E Risk Committee”) is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices. The HS&E Risk Committee is also responsible for overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President & CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. The Board of Directors has affirmatively determined that the HS&E Risk Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the HS&E Risk Committee that is available on the Corporation’s website www.nacg.ca. The HS&E Risk Committee is currently composed of Messrs. Brokaw, McIntosh, Oehmig and Tomsett, with Mr. Oehmig serving as Chair.

The Board of Directors may also establish other committees.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta T7X 5A7:

(i)	the 2009 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 31, 2009 together with the accompanying Auditor’s Report and the Annual MD&A;

(ii)	this Information Circular; and

(iii)	the 2009 Annual Information Form.

Additional information relating to the Corporation can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the Securities and Exchange Commission at www.sec.gov. Financial information of the Corporation is provided in the Corporation’s comparative financial statements and Annual MD&A for the Corporation’s most recently completed financial year.

GENERAL

All matters referred to herein for approval by NAEP Shareholders require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Acheson, Alberta, this 31st day of July, 2009.

/s/ David Blackley
Name: David Blackley
Title: Chief Financial Officer

SCHEDULE “A”

RESOLUTION

APPROVAL OF UNALLOCATED OPTIONS UNDER THE SHARE OPTION PLAN

RESOLVED THAT:

1. all unallocated options issuable pursuant to the Corporation’s Share Option Plan are hereby approved and authorized until September 24, 2012; and

2. any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

NORTH AMERICAN ENERGY PARTNERS INC.

PROXY

THIS PROXY IS TO BE USED IN CONNECTION WITH THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON OR ABOUT SEPTEMBER 24, 2009

THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT

The undersigned holder of common shares in the capital of North American Energy Partners Inc. (the “Corporation”) specified below hereby appoints David Blackley, or failing that person, Rodney Ruston, or instead of either of them ___________________________________________, as proxy, with power of substitution, to attend, vote all such shares held by the undersigned and otherwise act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at The Calgary Petroleum Club, 319 5th Avenue SW, Calgary, Alberta, T2P 0L5 on or about September 24, 2008, commencing at 4:00 p.m. (Mountain Time) and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the person(s) named above is specifically directed as indicated below with respect to those shares registered in the name of the undersigned.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1.    FOR  ☐  or WITHHOLD FROM VOTING FOR  ☐  the election of directors as specified in the management information circular of the Corporation dated July 31, 2009 (the “Information Circular”) in connection with the Meeting;

2.    FOR  ☐  or WITHHOLD FROM VOTING FOR  ☐  the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such;

3.    FOR  ☐  or AGAINST  ☐  the resolution set out in Schedule “A” of the Information Circular approving the unallocated options under the Corporation’s Share Option Plan; and

4.    at the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.

This Proxy is solicited on behalf of the Management of the Corporation. The shares represented by this Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted FOR each of the above matters.

To be effective, a Proxy must be received by CIBC Mellon Trust Company at Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 (facsimile no. (416) 368-2502 or toll free in North America only 1-866-781-3111) no later than 6:30 p.m. (Eastern Time) on September 22, 2009 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

This Proxy supersedes and revokes any proxy previously given in respect of the Meeting.

DATED this _____ day of ______________________, 2009.

Number and Class of Shares	Signature of Shareholder or officer of Shareholder

Name of Shareholder (please print)

NOTES

1.

Every Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons whose names are printed in this Proxy. A Shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy (see reverse) or by completing another proper proxy.

2.

This Proxy must be signed by the shareholder or the shareholder’s attorney duly authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.

3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered must sign this Proxy.

4.	This Proxy should be signed in the exact manner as the name appears on the Proxy.

5.	If this Proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

6.

The shares represented by this Proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any show of hands or any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares will be voted accordingly. In the absence of such specification, or if the specification is not certain, the shares represented by this Proxy will be voted in favour of the matters referred to in this Proxy.

7.

This Proxy confers discretionary authority upon the persons named herein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof which are not now known to management. If such amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

8.	This Proxy should be read in conjunction with the accompanying documentation provided by Management, including the Information Circular.